UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Ormat Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-32347	88-0326081
State or other jurisdiction of incorporation or organization)	(Commission file number)	(IRS Employer Identification No.)

6140 Plumas Street, Reno, Nevada                     89519-6075

(Address of principal executive offices)          (Zip Code)

Assaf Ginzburg, CFO

(775) 356-9029

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 – Conflict Minerals Disclosure

1.01	– Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD (this “Form SD”) of Ormat Technologies, Inc. ("Ormat", the "Company" or "we") for the reporting period from January 1, 2019 to December 31, 2019 is presented to comply with Rule 13p-1 ("Rule 13p-1") promulgated under the Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with Rule 13p-1 and our Conflict Minerals Policy, published at: http://www.ormat.com/social-responsibility-and-sustainability, we have concluded, in good faith, that during the 2019 calendar year, (i) we have manufactured and contracted to manufacture products (the “Covered Products”) containing Conflict Minerals,and, for which (ii) the use of these minerals is necessary to the functionality or production of such products. Based on our good faith reasonable country of origin inquiry, the Company has reason to believe that Conflict Minerals necessary to the functionality or production of the Covered Products may have originated in the Democratic Republic of the Congo (the “DRC”) and certain adjoining countries (collectively with the DRC, the “Covered Countries”) and that such Conflict Minerals may not be entirely from recycled or scrap sources. As defined by the Rule 13p-1, and for the purposes of this Conflict Minerals Report (the “Report”), the Conflict Minerals are cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively, the “Conflict Minerals” or “3TG”).

On the basis of these conclusions, the Company proceeded to exercise due diligence on its minerals supply chain in order to determine, with a reasonable degree of certainty given the information provided by our suppliers, the source and chain of custody of the Conflict Minerals contained in its Covered Products that were manufactured or contracted to manufacture in 2019. Therefore, and in order to present our findings, the Company submits this Report as an exhibit to this Form SD for the reporting period from January 1, 2019 to December 31, 2019. The Report describes the Conflict Minerals due diligence that the Company has designed and performed, which was designed according to the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (2016) and related Supplements (the “OECD Due Diligence Guidance”). The Report has not been subject to an independent private sector audit.

Based on the information obtained by the Company during the due diligence process, the Company does not have sufficient information, with respect to the Covered Products, to determine the country of origin, or likely country of origin, for each of the Conflict Minerals in each of the Covered Products. However, based on the information that has been obtained during the due diligence process, to the extent reasonably determinable by the Company with respect to the smelters or refiners identified by the Company’s suppliers, the likely countries of origin of the Conflict Minerals used in Covered Products in 2019 are listed in Annex 2 to the Company’s Report, attached to this Form SD as Exhibit 1.01.

Copies of this Form SD and the Report are also published on a publicly available Internet site at http://www.ormat.com/social-responsibility-and-sustainability. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference herein.

Item 1.02 – Exhibit

See Exhibit 1.01 – Conflict Minerals Report.

Section 2 – Exhibits

Item 2.01 Exhibits

List below the following exhibit filed as part of this report.

Exhibit 1.01 – Conflict Minerals Report for Ormat Technologies, Inc.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ORMAT TECHNOLOGIES, INC.

By: /s/Assaf Ginzburg

Name: Assaf Ginzburg

Title: Chief Financial Officer

Date: May 28, 2020